January 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
File Nos. 333-119656 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 14 under the Securities Act of 1933, and Amendment No. 206 under the Investment Company Act of 1940, to the registration statement.  We are making this filing under rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure reflects no novel issues.  We are adding the availability of four new Guaranteed Minimum Withdrawal Benefits (GMWBs) and discontinuing the offering of two existing GMWBs.  Two of the new GMWBs, "LifeGuard Freedom 6 Net" and "LifeGuard Freedom 6 Net with Joint Option", are patterned after "LifeGuard Freedom 6" and "LifeGuard Freedom 6 with Joint Option".  The other two new GMWBs, "Jackson Select" and "Jackson Select with Joint Option", are patterned after and replacing "LifeGuard Select" and "LifeGuard Select with Joint Option".  We are also modifying an existing benefit,  "SafeGuard Max".  In addition, we are adding GMWB conversion privileges to certain discontinued GMWBs.  Lastly, we made limited editorial changes and incorporated changes that the staff requested us to make to a similar filing (File No. 333-155675) this past Fall.

Please note that several more offerings will contain these revisions.  Regarding these additional offerings, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission’s press release dated June 24, 2004:

Tandy Acknowledgements

We hereby acknowledge and agree as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Page
January 27, 2010

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please call or e-mail me with your questions or comments.  My direct line is (517) 367-3835, and my
e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel